[Ameritas Life Insurance Corp. Logo]
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                                                                   5900 O Street
                                                              Lincoln, NE  68510
                                                                  (402) 467-1122


August 2, 2012

                                                  [Via EDGAR and Overnight Mail]

Michelle Roberts, Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Ameritas Life Insurance Corp. ("Ameritas Life") and
        Ameritas Variable Separate Account VA-2, 1940 Act No. 811-05192 OVERTURE Medley! Flexible Premium Deferred Variable Annuity, 1933 Act No. 333-182090
        Initial Registration on Form N-4
        Response to Commission Staff Comments

Dear Ms. Roberts:

This letter is in response to the Commission staff review comment letter received by fax on July 20, 2012, for the above-referenced initial registration filed June 13, 2012. It is being filed as EDGAR Correspondence, which includes an attached prospectus showing revisions based on the staff's comments. A courtesy paper copy of the prospectus, red-lined for revisions resulting from these comments and responses, is enclosed with the letter we are mailing.

1. Cover Page
     (a) Edgar Series/Class ID. You commented: "The Series ID on Edgar is reflected as "Ameritas Variable Life Insurance Co. Separate Acct VA-2." Please note that the name reflected on Edgar needs to match the name that appears on the cover page of the Prospectus. Accordingly, please revise either the cover page or the Edgar Class ID, as appropriate."

          Response: We revised the EDGAR Series ID to be "Ameritas Variable Separate Account VA-2," which is consistent with the cover page of the prospectus.

You further commented: "In your cover letter to my attention dated June 13, 2012, you indicated that this contract is based on Registration No. 333-142483, which is also called the Overture Medley(R) variable annuity. Please note that the Class ID names should not be the same. You will need to distinguish the names. For example, you could refer to this product as "Overture Medley available for purchase after [insert applicable date]." The new class name should be reflected on the cover page of the prospectus."

          Response: The Class ID for this product is "Overture Medley," which is consistent with the product name used on the cover page of this prospectus and differs from "Medley" (without the word "Overture") that is used as the Class ID for Registration No. 333-142483.

(b) Guarantees. You commented: "include on the cover page a statement similar to that contained on [page 36]: "Guarantees, which are obligations of the general account, are subject to the claims paying ability of the Company." Also, please consider including similar disclosure in the Policy Overview section."

          Response: We added this disclosure language to the cover page and Policy Overview section, page 4, as requested.

2. Policy Overview/ Other Riders - page 4. You commented that the sentence "[m]ost can only be elected at Policy issue and only if you are then not older than age 70" be clarified by either specific reference to the applicable age limitations or with a cross-reference to the applicable section that contains the discussion of age limits.

          Response: We updated the language and added a cross reference. Updated language states: "Riders can be elected only at Policy issue. Certain riders have age limitations. See the Optional Death Benefit section."

3. Fee Table, Footnote 9 - page 9. You commented: "Please clarify in footnote 9 (or elsewhere), if applicable, that the Estate Protection Benefit Rider and the Expanded Estate Protection Benefit Rider are mutually exclusive."

          Response: Please see pages 32 and 33 where the Estate Protection Benefit rider and Expanded Estate Protection Benefit rider are listed and discussed separately. Additionally, the first sentence of the Expanded Estate Protection Benefit section states that "you may purchase the Expanded Estate Protection Benefit ("EEPB") rider in lieu of the EPB rider if you intend to exchange your existing annuity for an Overture Medley (R) Policy." We believe this presentation and text already clarify that these riders are mutually exclusive.

4. Examples of Expenses - pages 10-11. You commented to modify the bolded lead-in headings of the first footnote of each of the Withdrawal Charge tables to read: "Maximum Policy Expense Fees with GLWB2 Rider."

          Response: We made changes as requested on current red-line pages
          11-12.

5. Withdrawal Charges - page 12. You commented that with respect to the second sentence under this section and the use of "may," we should provide some disclosure regarding the circumstances under which the charge would be applied.

          Response: The third sentence of the withdrawal charge sections page 12, clarifies this matter by stating: "We do not assess a withdrawal charge on premiums after the second year since receipt that are then applied to the Life or Joint and Last Survivor annuity income options."

6. Transfer Fee - page 13. You commented that we should reconcile the statement that "[a] transfer fee may be imposed for any transfer in excess of 15 per Policy Year" with the disclosure in the fee table, which reflects the current charge as $10 per transfer. Also see the disclosure on page 18.

          Response: We removed the word "may" on pages 6, 14, and 19 since a transfer fee is currently charged.

7. Asset Allocation Program - page 21. You commented on the description of the services provided by Summit and AIC, and asked us to clarify the disclosure to indicate whether their monitoring responsibilities are the same or differentiated in some manner.

          Response: The disclosure states: "Summit provides Ameritas Investment Corp. ("AIC"), our majority owned subsidiary, with ongoing recommendations and monitoring of the portfolios that comprise the models." The first bullet of the next paragraph states: "AIC will serve as your investment adviser fiduciary for the Program solely for purposes of development of the models and periodic updates to the models." This language clearly identifies the roles and responsibilities of Summit and AIC. We do not believe AIC's services are stated as including "monitoring" and do not believe further clarification is needed.

8. Potential Conflicts of Interest/GLWB Models - page 22.

     (a) You asked us to provide disclosure in the prospectus "regarding the GLWB Models that are required investments under the GLWB2 rider" and also referenced page 35.

          Response: We clarified the potential conflicts of interest also apply to the GLWB Models by revising a sentence in the disclosure, page 19, to state that Calvert Fund portfolios may or may not be included in the models and/or GLWB Models. We also have disclosure, at page 37, which indicates the conditions of the Asset Allocation Program, if offered, will apply to the GLWB Models. The conditions include the Conflicts of Interest. We also added descriptions of the GLWB Models as requested, page 23. To be consistent with this comment, we added descriptions of the Asset Allocation Program models, page 22.

     (b) You commented: "the last statement in this section states that "[w]e may modify or discontinue the Asset Allocation Program at any time." Since the GLWB2 rider would automatically be terminated if a contract owner did not participate in the Asset Allocation Program, please elaborate on the implications of the statement in the context of the GLWB2 rider termination. Also, see the disclosure on page 35. You indicate that: "[w]e reserve the right to offer GLWB Models with or without an asset allocation program." Please elaborate upon that statement in light of the aforementioned."

          Response: While it is true the Asset Allocation Program may be modified or terminated, the prospectus indicates, at page 37, that the GLWB Models can exist with or without the Asset Allocation Program. We are bolding that sentence in the attached prospectus, and also have included that sentence at page 22, for additional emphasis. The rider would terminate if the Policy owner makes a selection outside of the GLWB Models. To clarify, we revised the sentence quoted above as follows: "We may modify the Asset Allocation Program at any time. We also may discontinue the Asset Allocation Program at any time." In addition, we updated language on page 37 to state: "The conditions of the Asset Allocation Program, if offered, will apply."

(c) You commented: "With respect to default allocations, when a model is discontinued, please disclose whether AIC will be selecting the default model in its capacity as the contract owners' Advisor, or provide the legal basis that would permit the insurance company to make the investment decision for a contract owner."

          Response: With regard to the default model that will be used when an allocation model is discontinued, Ameritas Investment Corp. obtains advice from Summit Investment Advisors, Inc. (Summit) concerning the fund specific model recommendations, and the hedging associated with the Guaranteed Lifetime Withdrawal Benefits Rider. This includes advice concerning whether a particular model should be discontinued, and which model should be the default model. In developing its recommendations, Summit may consult with unaffiliated third parties to obtain information on asset class-level allocation weightings and impact of the models on insurance reserves. Ameritas Investment Corp. makes a determination based on the advice it receives from Summit.

9. Policy Application and Issuance - page 22. You commented: "bold the following statement: "We reserve the right to reject any application or premium for any reason." Also, see the disclosure on page 23 under "Additional Premiums.""

          Response: We made the change on page 24 as requested. On page 25 we also bolded the sentence in the Additional Premiums section that states: "We have the right to change these premium requirements."

10. Free Withdrawal Riders - page 27. You asked us to bold the last sentence of this section and commented: "In addition, this information should be prominently disclosed upfront under the Policy Overview section."

          Response: We made the change on page 29 as requested. We have also added further disclosure to the Policy Overview section as requested, page 4.

11. Optional Death Benefit Riders - pages 29-30. Your comment was: "Please consider inserting numerical examples to demonstrate how the Guaranteed Minimum Death Benefit riders work."

          Response: We added numerical examples as suggested.

12. Optional Estate Protection Benefit Riders - pages 30-32.

     (a) You commented with respect to assumption (c) under the Example, "please break out how the number is derived from the two paragraphs that precede the Example."

          Response: We revised this section, pages 31-33, to use the defined terms relating to the rider, and omit redundancy. The section already states that the numbers are "assumed." We have revised disclosure to emphasize that fact stating, "(actual results will depend on Policy experience.)."

     (b) You commented with respect to the Expanded Estate Protection Benefit there is disclosure that states: "[y]ou should consider purchasing this benefit if you have significant amounts of taxable gain in your existing annuity contract and you intend to exchange such contract." You also requested that we "Please consider inserting some cautionary language with respect to the potential impact of exchanges."

          Response: We added additional cautionary language as requested. In addition, we updated the example for the Expanded Estate Protection Benefit to be consistent with comment 12(a).

13. GLWB2 Rider - beginning on page 34.

     (a) You commented: Please provide numerical examples to supplement the formula presentation.

          Response: We added numerical examples, and clarifying disclosure, as suggested, pages 38-40.

     (b) You commented regarding the Premium Accumulation Value - "The Registrant states that: "[w]e may change these rates for new issues, within a range we have established." Please delete this statement as it is not necessary since it is understood that you may change rates for new issues and this information is not relevant to current contract owners. Similarly, please delete the analogous statement on page 37 under the "Lifetime Withdrawal Benefit Amount."

          Response: We deleted the clause: "within a range we have established" in both places, page 36 and page 39, but believe the balance of each sentence is relevant to potential Policy owners; as it informs them that the current rates are not guaranteed.

     (c) You commented in regard to the Asset Allocation section to bold the following: "You agree that your Policy value will be invested in one of certain permitted allocation models while the rider is active, and you agree to a rebalancing schedule."

          Response: We made the change as requested, page 36.

14. Appendix A. You commented: "Supplementally, please explain your Accumulation Unit Values presentation."

          Response: Based on initial offerings of other variable annuities issued by the Depositor (specifically Registration No. 333-120972, effective April 13, 2005). We determined that since there will be no sales of the Policy before the effective date of the prospectus, there will be no Accumulation Unit value history to report for each of the Separate Account variable investment options. Therefore, we added text in this regard in the Financial Information section and deleted Appendix A. We will include Accumulation Unit value history when such information becomes available for future updates to the prospectus.

15. Financial Statements, Exhibits, and Other Information. You commented to provide any financial statements, exhibits, consents, and other required disclosure not included in this filing in a pre-effective amendment.

          Response: These items will be included in a pre-effective amendment.


We acknowledge: that the separate account is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the separate account may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have any questions or comments concerning this filing, please telephone me at 402-467-7847. Thank you for your assistance.

Sincerely,

/s/ Ann D. Diers

Ann D. Diers
Vice President & Associate General Counsel,
Variable Contracts & AIC


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